VIA EDGAR Mr. Rufus Decker Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-7010	ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

Subject:

ARCADIS N.V.

Form 20-F for Fiscal Year Ended December 31, 2004

File No. 0-22628

Dear Mr. Decker:

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated December 30, 2005, to ARCADIS N.V. (the “Company”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004, our counsel, Alston & Bird LLP, submitted a letter to the Commission on January 30, 2006 including our responses to the staff’s comments.  The Company is providing this letter to make certain representations and acknowledgements to the Commission that were requested by the staff.

                The Company represents and acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARCADIS N.V.

/s/ H.L.J. Noy

H.L.J. Noy

Chairman Executive Board

Executive Board Arnhem, 13 March 2006 Contact: M.C. ter Steeg Direct line: 026-3778497 E-mail: m.steeg@arcadis.nl Our ref.: RVB/CD06/126